April 21, 2020

Wasef Jabsheh
Chief Executive Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street
P.O. Box 941428
Amman 11194, Jordan

       Re: International General Insurance Holdings Ltd.
           Registration Statement on Form F-1
           Filed April 14, 2020
           File No. 333-237674

Dear Mr. Jabsheh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance